Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Actual
						Nine months ended
						March 31,
	2000	2001	2002	2003	2004	2004	2005

Net (loss) income	$5,400	$6,690	$6,037	$2,131	$4,912	$1,063	$15,579
Adjustments Income tax provision	12,043	12,876	10,199	13,511	16,589	14,936	14,045
Total fixed charges	25,059	27,670	25,333	26,097	31,299	22,569	24,357

Income	42,502	47,236	41,569	41,739	52,800	38,568	53,981

Fixed charges
Interest expense	$18,031	$19,410	$17,472	$18,432	$23,705	$16,892	$18,563
Deferred issuance costs amortization	1,390	1,458	1,511	1,791	1,802	1,399	1,246
Imputed interest expense	5,638	6,802	6,350	5,874	5,792	4,278	4,548

Total fixed charges	$25,059	$27,670	$25,333	$26,097	$31,299	$22,569	$24,357

Ratio of Earnings to fixed charges	1.7	1.7	1.6	1.6	1.7	1.7	2.2